Press Release

GreenPower Announces Proposed Share Consolidation

Vancouver, British Columbia, August 20, 2025 - GreenPower Motor Company Inc. (Nasdaq: GP) (TSXV: GPV) ("GreenPower"), announces that it it intends to complete a consolidation of its issued and outstanding common shares (the "Shares") on the basis of one new Share (a "Post-consolidated Share") for every ten currently-outstanding Shares (the "Consolidation").

It is anticipated that the Consolidation will reduce the number of outstanding shares of the Company from 30,462,084 Shares to approximately 3,046,208 Post-consolidated Shares, subject to adjustment for rounding. The Consolidation is being undertaken to regain compliance with Nasdaq listing rules requiring a minimum bid price for the Company's shares of $1 per share (the "Minimum Bid Price Requirement"). The Consolidation is subject to approval by the TSX Venture Exchange (the "Exchange").

The Company does not intend to change its name or its current trading symbol in connection with the proposed Consolidation. The effective date of the Consolidation will be announced in a subsequent news release.

No fractional Post-consolidated Shares will be issued as a result of the Consolidation. Shareholders who would otherwise be entitled to receive a fraction of a Post-consolidated Share will be rounded up to the nearest whole number of Post-consolidated Shares and no cash consideration will be paid in respect of fractional shares.

The exercise price and number of Shares of the Company, issuable upon the exercise of outstanding options and warrants and conversion of outstanding convertible debentures, will be proportionally adjusted upon the implementation of the proposed Consolidation in accordance with the terms thereof.

The Company also announces that on August 15, 2025, it received a written notice from the Listing Qualifications staff of The Nasdaq Stock Market ("Nasdaq") notifying the Company that it no longer complies with Nasdaq Listing Rule 5550(b)(1) due to the Company's failure to maintain a minimum of US$2,500,000 in stockholders' equity (the "Minimum Stockholders' Equity Requirement") or any alternatives to continued listing requirements.

Nasdaq's notice has no immediate effect on the listing of the Company's common shares on the Nasdaq Capital Market. Under the rules of Nasdaq, the Company has 45 calendar days, or until September 29, 2025, to provide Nasdaq with a plan to regain compliance with the Minimum Stockholders' Equity Requirement. If Nasdaq accepts the Company's plan, Nasdaq may grant an extension of up to 180 calendar days from the date of the notice, or until February 11, 2026, to evidence compliance with the Minimum Stockholders' Equity Requirement. The Company intends to provide Nasdaq with a plan on or before September 29, 2025. However, there is no assurance that the Company will be able to regain or maintain compliance with the continued listing requirements of Nasdaq.

For further information contact:

Brendan Riley, President

(510) 910-3377

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward looking statements in this press release include that the statements relating to the proposed share consolidation, including the number of outstanding Post-consolidated Shares after the Consolidation, and the statements relating to the Company's plan to regain compliance with the Minimum Stockholders' Equity Requirements and the Minimum Bid Price Requirement. These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedarplus.ca and www.sec.gov) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Risks that could change or prevent these statements from coming to fruition include that the Company may not obtain approval for the Consolidation from the Exchange and the Company's plan to regain compliance with the Minimum Stockholders' Equity Requirement will not succeed. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2025 GreenPower Motor Company Inc. All rights reserved.